EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 26, 2013 and July 27, 2012

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 26, 2013	July 27, 2012	July 26, 2013	July 27, 2012

Net Sales	$478,068	$485,949	$1,435,592	$1,461,662
Gross Margin	178,902	172,096	520,623	514,700

Net Earnings (Loss) from Continuing
Operations Attributable to Esterline	$39,213	$(17,104)	$99,846	$50,875
Loss from Discontinued Operations
Attributable to Esterline, Net of Tax	(975)	0	(975)	0

Net Earnings (Loss) Attributable to Esterline	$38,238	$(17,104)	$98,871	$50,875

Basic

Weighted Average Number of Shares Outstanding	31,297	30,835	31,100	30,712

Earnings (Loss) Per Share Attributable to Esterline – Basic:
Continuing Operations	$1.25	$(.55)	$3.21	$1.66
Discontinued Operations	(.03)	.00	(.03)	.00

Earnings (Loss) Per Share Attributable to Esterline – Basic	$1.22	$(.55)	$3.18	$1.66

Diluted

Weighted Average Number of Shares Outstanding	31,297	30,835	31,100	30,712
Net Shares Assumed to be Issued for Stock Options and RSUs	573	0	563	554

Weighted Average Number of Shares and Equivalent Shares
Outstanding – Diluted	31,870	30,835	31,663	31,266

Earnings (Loss) Per Share Attributable to Esterline – Diluted:
Continuing Operations	$1.23	$(.55)	$3.15	$1.63
Discontinued Operations	(.03)	.00	(.03)	.00

Earnings (Loss) Per Share Attributable to Esterline – Diluted	$1.20	$(.55)	$3.12	$1.63